Exhibit 99.4

TD Bank Group Reports Third Quarter 2021 Results Earnings News Release • Three and nine months ended July 31, 2021

This quarterly Earnings News Release should be read in conjunction with the Bank’s unaudited third quarter 2021 Report to Shareholders for the three and nine months ended July 31, 2021, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated August 25, 2021. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been revised to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter last year:

•	Reported diluted earnings per share were $1.92, compared with $1.21.
•	Adjusted diluted earnings per share were $1.96, compared with $1.25.
•	Reported net income was $3,545 million, compared with $2,248 million.
•	Adjusted net income was $3,628 million, compared with $2,327 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2021, compared with the corresponding period last year:

•	Reported diluted earnings per share were $5.68, compared with $3.62.
•	Adjusted diluted earnings per share were $5.83, compared with $3.76.
•	Reported net income was $10,517 million, compared with $6,752 million.
•	Adjusted net income was $10,783 million, compared with $6,998 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The third quarter reported earnings figures included the following items of note:

•	Amortization of acquired intangibles of $68 million ($61 million after-tax or 3 cents per share), compared with $63 million ($54 million after-tax or 3 cents per share) in the third quarter last year.
•	Acquisition and integration charges related to the Schwab transaction of $24 million ($22 million after-tax or 1 cent per share).

TORONTO, August 26, 2021 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the third quarter ended July 31, 2021. Reported earnings were $3.5 billion, up 58% compared with the third quarter last year, and adjusted earnings were $3.6 billion, up 56%.

“TD’s strong performance in the third quarter was supported by solid revenue growth in our Canadian and U.S. Retail businesses as economic activity and employment levels continued to improve on both sides of the border,” said Bharat Masrani, Group President and CEO, TD Bank Group. “TD’s strategy – anchored in our proven business model – enabled us once again to deliver for our shareholders, meet the needs of our customers and clients and contribute to the economic recovery, while continuing to invest in our people, technology, and capabilities.”

“While businesses and consumers are resuming some of their normal activities and more people are getting vaccinated, recent developments and new variants remind us that the global pandemic is not yet over,” added Masrani. “TD will continue to adapt in this fluid environment, adjust in real-time, and prioritize the well-being of our people and all those we serve.”

Canadian Retail

Canadian Retail reported net income was $2,125 million, an increase of 68% compared with the third quarter last year. Revenue increased 9%, supported by continued momentum in mortgage originations and deposits, strong commercial loan growth and mutual fund sales, as well as record card sales. Reported expenses increased 8%, reflecting business growth spend including volume-driven and employee-related expenses and investments in technology and marketing. Provisions for credit losses (PCL) decreased by $851 million from the prior year, reflecting lower impaired PCL and a recovery in performing PCL.

Canadian Retail continued to innovate to serve customers where and when they want. This includes a new strategic alliance with Canada Post that will see the Personal Bank provide Canadians – particularly those in rural, remote and Indigenous communities – with expanded access to financial services, and the launch of new TD Insurance tools such as mobile severe weather and safety alerts and a new digital virtual assistant. In the Commercial Bank, the acquisition of Wells Fargo’s Canadian Direct Equipment Finance business closed, delivering scaled expertise in equipment leasing and finance.

U.S. Retail

U.S. Retail net income was $1,295 million (US$1,052 million), an increase of 92% (115% in U.S. dollars) compared with the third quarter last year. The Bank’s investment in The Charles Schwab Corporation (Schwab) contributed $197 million (US$161 million) in earnings, compared with the contribution of $317 million (US$230 million) from TD Ameritrade a year ago.

The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported record net income of $1,098 million (US$891 million), an increase of 208% (243% in U.S. dollars) from the third quarter last year. In U.S. dollars, revenue increased 5% reflecting higher non-interest income, partially offset by lower deposit margins. PCL decreased by US$729 million ($993 million) reflecting lower impaired and performing PCL. Expenses increased 2% in U.S. dollars, reflecting higher investment in the business and employee-related expenses, partially offset by productivity savings. In Canadian dollars, revenue and expenses declined 6% and 8%, respectively, primarily as a result of appreciation in the Canadian dollar since the third quarter last year.

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The U.S. Retail Bank continued to support customers by expanding the tools and advice it provides, generating strong results from increased customer activity and higher personal and business deposit volumes. This quarter, TD Bank, America’s Most Convenient Bank® (TD AMCB) introduced TD Essential Banking, a low-cost, no-overdraft-fee deposit account, and announced overdraft policy changes as part of its ongoing efforts to meet evolving customer needs and provide underserved communities with affordable access to mainstream financial services and products. TD AMCB also announced the establishment of a US$100 million equity fund in support of minority-owned small businesses, further demonstrating its commitment to provide opportunity in underserved communities and help combat racial inequities. The U.S. Retail Bank continued to invest in enhancing the customer experience, including the ability to book in-store appointments online for retail, small business and wealth services and simplifying how debit or credit cards are added to digital wallets.

Wholesale

Wholesale Banking reported net income of $330 million this quarter, a decrease of 25% compared to the third quarter last year, reflecting lower revenue, partially offset by lower PCL and lower non-interest expenses. Revenue for the quarter was $1,083 million, a decrease of 22% from a year ago, primarily reflecting lower trading-related revenue, partially offset by higher advisory fees. PCL decreased by $121 million from the prior year, reflecting lower impaired and performing PCL.

This quarter, TD Securities was named “Canada’s Best Investment Bank” by the 2021 Euromoney Awards and recognized as the 2021 Canadian FX Service Quality Leader as measured by the Greenwich Quality Index for the second year in a row. TD Securities was selected as one of two Structuring Advisors to the Government of Canada’s inaugural issuance of green bonds, reflecting leadership in the Environmental, Social and Governance (ESG) space. The Wholesale Bank continued to invest in its client-centric strategy and further extended its global reach and capabilities with the completion of TD’s acquisition of Headlands Tech Global Markets, LLC.

Capital

TD’s Common Equity Tier 1 Capital ratio was 14.5%.

Conclusion

“As we look to the future, we are committed to delivering on our purpose to enrich the lives of our customers, colleagues and communities and to contributing to an inclusive recovery for all. Each day our 90,000 colleagues around the world help make our customers’ financial aspirations a reality and I want to thank them for their dedication,” concluded Masrani.

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”.

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Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document under the heading “How We Performed”, including under the sub-headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, and under the heading “Managing Risk”, and statements made in the Management’s Discussion and Analysis (“2020 MD&A”) in the Bank’s 2020 Annual Report under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings “Key Priorities for 2021”, and for the Corporate segment, “Focus for 2021”, and in other statements regarding the Bank’s objectives and priorities for 2021 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019 (COVID-19). Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include the economic, financial, and other impacts of the COVID-19 pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization “bail-in” regime; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2020 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Acquisitions” or “Significant and Subsequent Events and Pending Acquisitions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2020 MD&A under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, “Key Priorities for 2021”, and for the Corporate segment, “Focus for 2021”, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

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TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Results of operations
Total revenue	$10,712	$10,228	$10,665	$31,752	$31,802
Provision for (recovery of) credit losses	(37)	(377)	2,188	(101)	6,325
Insurance claims and related expenses	836	441	805	2,057	2,256
Non-interest expenses – reported	5,616	5,729	5,307	17,129	15,895
Non-interest expenses – adjusted[1]	5,576	5,691	5,244	17,011	15,692
Net income – reported	3,545	3,695	2,248	10,517	6,752

Net income – adjusted[1]	3,628	3,775	2,327	10,783	6,998
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$719.2	$708.4	$721.4	$719.2	$721.4
Total assets	1,703.1	1,669.1	1,697.3	1,703.1	1,697.3
Total deposits	1,118.7	1,118.5	1,091.3	1,118.7	1,091.3
Total equity	99.9	94.5	92.5	99.9	92.5

Total risk-weighted assets	465.5	455.0	478.1	465.5	478.1
Financial ratios
Return on common equity (ROE) – reported	15.3%	16.7%	10.0%	15.4%	10.3%
Return on common equity – adjusted[1,2]	15.6	17.1	10.4	15.8	10.7
Return on tangible common equity (ROTCE)[2]	20.8	23.0	13.7	21.2	14.3
Return on tangible common equity – adjusted[1,2]	20.9	23.1	13.9	21.4	14.4
Efficiency ratio – reported	52.4	56.0	49.8	53.9	50.0
Efficiency ratio – adjusted[1]	52.0	55.6	49.2	53.6	49.3

Provision for (recovery of) credit losses as a % of net average loans and acceptances[3]	(0.02)	(0.21)	1.17	(0.02)	1.16
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.92	$2.00	$1.21	$5.69	$3.63
Diluted	1.92	1.99	1.21	5.68	3.62
Dividends per share	0.79	0.79	0.79	2.37	2.32
Book value per share	51.21	49.25	47.80	51.21	47.80
Closing share price[4]	82.95	84.50	59.27	82.95	59.27
Shares outstanding (millions)
Average basic	1,818.8	1,817.4	1,802.3	1,816.8	1,805.4
Average diluted	1,821.8	1,819.9	1,803.5	1,819.2	1,807.1
End of period	1,820.0	1,818.7	1,813.0	1,820.0	1,813.0
Market capitalization (billions of Canadian dollars)	$151.0	$153.7	$107.5	$151.0	$107.5
Dividend yield[5]	3.7%	3.9%	5.3%	4.0%	4.7%
Dividend payout ratio	41.2	39.5	65.3	41.7	63.9
Price-earnings ratio[6]	9.8	10.9	11.5	9.8	11.5

Total shareholder return (1 year)[7]	44.4	52.1	(19.5)	44.4	(19.5)
Common share information – adjusted (Canadian dollars)[1]
Per share earnings
Basic	$1.96	$2.04	$1.25	$5.83	$3.76
Diluted	1.96	2.04	1.25	5.83	3.76
Dividend payout ratio	40.2%	38.7%	63.0%	40.6%	61.6%

Price-earnings ratio[6]	11.2	12.6	11.1	11.2	11.1
Capital ratios
Common Equity Tier 1 Capital ratio	14.5%	14.2%	12.5%	14.5%	12.5%
Tier 1 Capital ratio	15.9	15.4	13.8	15.9	13.8
Total Capital ratio	18.5	18.0	16.5	18.5	16.5

Leverage ratio	4.8	4.6	4.4	4.8	4.4

[1]	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of this document for an explanation of reported and adjusted results.
[2]	Metrics are non-GAAP financial measures. Refer to the “Return on Common Equity” and “Return on Tangible Common Equity” sections of this document for an explanation.
[3]	Excludes acquired credit-impaired (ACI) loans.
[4]	Toronto Stock Exchange (TSX) closing market price.
[5]

Dividend yield is calculated as the dividend per common share divided by daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) by annualizing the dividend per common share for the quarter; and b) by annualizing the dividend per common share for the year-to-date.

[6]	Price-earnings ratio is calculated based on a trailing four quarters’ earnings per share (EPS).
[7]	Total shareholder return is calculated based on share price movement and dividends reinvested over a trailing one-year period.

HOW WE PERFORMED

ECONOMIC SUMMARY AND OUTLOOK

The global economy picked up speed in the second calendar quarter of this year as restrictions on activity were lifted in several countries. Virus developments are still the main factor driving the outlook, and disparity in vaccine distribution will continue to lead to differences in economic outcomes between countries. The more contagious Delta variant is a particular challenge for emerging markets (EMs), where vaccine distribution has lagged. As a result, economic momentum within advanced economies is likely to pull further ahead of EMs in the second half of this year. However, as long as the virus is circulating globally, the persistence or threat of constrained supply chains and pressure on prices is likely to limit global economic growth.

U.S. economic activity continues to improve. The economy grew by 6.5% (annualized) in the second calendar quarter and is now 0.8% larger than it was prior to the pandemic. Consumer spending led the way, up 11.8% annualized, growing at a double-digit pace for the second straight quarter. In addition to income supports provided in the American Rescue Plan, easing restrictions in high-contact service sectors such as transportation, recreation, and accommodation and food services contributed to the gain.

Business investment was also robust, led by 13% growth in equipment investment and 10.7% growth in intellectual property products (including software). The only major component of private spending to pull back in the quarter was investment in structures – both residential and non-residential. However, overall

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economic growth did not mirror the pace of business investment and household spending, as it was offset by a significant drawdown in already-lean inventories in the face of supply constraints and a rise in imports.

Supply side disruptions continue to restrain the American economic recovery. Shortages of key inputs have been particularly evident in the manufacturing sector. The combination of strong demand and production delays has led to historically low inventories relative to sales, especially in the auto industry. As supply constraints are alleviated, production growth is likely to pick up, in part to satisfy demand, but also to rebuild inventories.

The labor market continues to respond to demand and support economic improvement. In July, an estimated 943,000 jobs were added to payrolls, and the unemployment rate fell to 5.4%. This marks a significant shift relative to the peak unemployment rate of 14.8% fourteen months ago. However, there is plenty of room for further improvement, with the level of employment still 5.7 million (3.7%) below its pre-crisis level.

The Federal Reserve has maintained its policy interest rate at 0.00% to 0.25% and is continuing its commitment to purchase at least US$80 billion in Treasuries and US$40 billion in agency mortgage-back securities per month. However, it continues to express confidence that the economic recovery will remain above-trend through 2022. As such, TD Economics expects the Federal Reserve to signal a gradual tapering of its asset purchases later this year and to raise the federal funds rate in the fourth calendar quarter of 2022.

This expectation is contingent on virus developments. The resurgence in new COVID-19 cases is unlikely to lead to broad lockdowns or stringent restrictions on business activity given the progress on vaccination. However, it will continue to create uncertainty about the outlook, which may be manifested in a variety of ways, including more cautious consumer behavior, prolonged labor shortages, and pressure on wage growth. Coupled with pre-existing supply constraints in production domestically and globally, this is likely to result in inflation remaining elevated over the remainder of this year.

Canada’s economy significantly underperformed the U.S. in the second calendar quarter due to renewed restrictions across the country to curb the spread of COVID-19. Fortunately, high-frequency economic indicators point to the recovery picking up in June, as the economy re-opened and made further headway into July. While new strains of the virus are a concern, Canada’s successful vaccination campaign should help reduce the risk of a repeat in major disruptions to economic activity.

Likewise, the job market is rebounding from its April and May pullback, adding an estimated total of 324,000 positions through June and July. This lowered the unemployment rate to 7.5% in July. Canadian jobs are much closer to their pre-recession level than in the U.S. – just 1.3% below as of July.

The Canadian housing market continues to slow following a strong performance through the first calendar quarter of this year. Since March, Canadian home sales have dropped by 25%. Even so, the level of activity remains elevated relative to its pre-crisis level. Average home prices also dipped slightly in the second quarter. However, this is capturing a rebalancing of the market, as buyers shift away from larger single-family homes back towards lower-priced units. The housing market remains tight with a sales-to-new listings ratio still titled heavily in the favour of sellers. Moving forward, price growth is expected to be positive but more muted, allowing for some catch-up in income growth.

Inflation in Canada has not been as elevated as in the United States. This partly reflects a delayed reopening of business operations. Price growth is likely to move higher in the months ahead, as Canadians participate in the economic reopening and supply chain disruptions linger. As in the U.S., much of the near-term price pressure is expected to be transitory, with inflation moving back toward 2% over the course of 2022 as supply adjusts. However, Canada is susceptible to the same risks as other advanced economies of prolonged global supply disruptions and a slower return to economic normalization.

The Bank of Canada kept its overnight interest rate at 0.25% in June but further reduced the pace of its asset purchases from $3 billion to $2 billion per week. TD Economics expects the Bank of Canada to begin raising the overnight rate in the fourth calendar quarter of 2022, while the Canadian dollar is expected to remain in a range of 79-81 U.S. cents over the next two years.

THE BANK’S RESPONSE TO COVID-19

While economic conditions in Canada and the U.S. are steadily improving, the COVID-19 pandemic continues to have an impact on economies around the world. Significant progress has been made on vaccination in the Bank’s North American footprint, but rates of vaccination vary considerably across regions, and as economies proceed with reopening plans, it remains uncertain how effective vaccines will be against new variants of COVID-19, some of which may be more contagious or harmful. TD remains actively engaged with governments, supervisory agencies and public health authorities in the response to COVID-19, guided by the principles of supporting the well-being of its customers and colleagues and maintaining the Bank’s operational and financial resilience.

In fiscal 2020, the Bank offered several forms of direct financial assistance to customers experiencing financial hardship due to COVID-19, including deferral of loan payments. The bulk of this assistance has now largely run its course, except for deferrals of real estate secured loans in the U.S., where the original program allowed deferrals to be extended for up to 12 months. There have been few other customer requests for extensions. As of July 31, 2021, gross loan balances that remained subject to COVID-related deferral programs were approximately $0.04 billion in Canada ($0.04 billion as at April 30, 2021), primarily reflecting Small Business Banking and Commercial Lending portfolios, and US$1.0 billion in the United States (US$1.1 billion as at April 30, 2021), primarily in the Real Estate Secured Lending portfolio. Delinquency rates for customers that have exited deferral are higher than for the broader population but remain low in absolute terms, reflecting the continuation of government support and TD’s proactive outreach to clients. The Bank continues to provide advice and assistance to customers through its usual channels, TD Helps in Canada and TD Cares in the U.S. Any financial relief offered through these channels is not included in the balances disclosed above.

In addition to direct financial assistance, the Bank continues to support programs for individuals and businesses introduced by the Canadian and U.S. governments described below.

Canada Emergency Business Account Program

Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada (EDC) as the Government of Canada’s agent, the Bank provided eligible business banking customers with an interest-free, partially forgivable loan of up to $60,000 until December 31, 2022. If the loan is not repaid by December 31, 2022, it will be extended for an additional 3-year term bearing an interest rate of 5% per annum. The application window for new CEBA loans and expansion requests closed June 30, 2021. As of July 31, 2021, the Bank had provided approximately 211,000 customers (April 30, 2021 – 206,000) with CEBA loans and had funded approximately $11.5 billion (April 30, 2021 – $11.0 billion) in loans under the program.

U.S. Coronavirus Aid, Relief, and Economic Security Act, Paycheck Protection Program

Under the Paycheck Protection Program (PPP) implemented by the Small Business Administration (SBA), the Bank provides loans to small businesses to assist them in retaining workers, maintaining payroll, and covering other expenses. PPP loans have a 2-year or 5-year term, bear an interest rate of 1% per annum, and are 100% guaranteed by the SBA. The full principal amount of the loan and any accrued interest are eligible for forgiveness if the loan is used for qualifying expenses. The Bank will be paid by the SBA for any portion of the loan that is forgiven. As of July 31, 2021, the Bank had approximately 72,500 PPP loans outstanding (April 30, 2021 – 98,000) with a gross carrying amount of approximately US$6.3 billion (April 30, 2021 – US$9.8 billion). During the three months ended July 31, 2021, approximately 2,000 new PPP loans (US$0.2 billion) were originated (three months ended April 30, 2021 – 45,000 new PPP loans, US$3.4 billion) and approximately 27,500 PPP loans (US$3.7 billion) were forgiven (three months ended April 30, 2021 – 26,000 PPP loans, US$1.1 billion). PPP ended on May 31, 2021.

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Other Programs

The Bank continues to work with federal Crown Corporations, including EDC and the Business Development Bank of Canada (BDC) to deliver various other guarantee and co-lending programs for the Bank’s clients. This includes the Highly Affected Sectors Credit Availability Program (HASCAP) Guarantee to provide support to Canadian businesses that have been highly affected by and are facing economic hardship as a result of the COVID-19 pandemic which launched in the second fiscal quarter. In addition, TD is working with Canada’s federal government to facilitate access to the Canada Recovery Benefit and Canada Emergency Wage Subsidy through Canada Revenue Agency direct deposit.

HOW THE BANK REPORTS

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure the Bank’s overall performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. To arrive at adjusted results, the Bank removes “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to the retailers’ U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after the provision for credit losses (PCL). Under IFRS, TD is required to present the gross amount of revenue and PCL related to these portfolios in the Bank’s Interim Consolidated Statement of Income. The Corporate segment reflects the retailer program partners’ share of revenues and PCL, with an offsetting amount reflecting the partners’ net share recorded in Non-interest expenses. This results in no impact to the Corporate segment reported net income (loss). The U.S. Retail segment reflects only the portion of revenue and PCL attributable to TD under the agreements in its reported net income.

On October 6, 2020, the Bank acquired an approximately 13.5% stake in Schwab following the completion of Schwab’s acquisition of TD Ameritrade (“Schwab transaction”). The Bank accounts for its investment in Schwab using the equity method and reports its after-tax share of Schwab’s earnings with a one-month lag. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction.

SIGNIFICANT ACQUISITIONS

The Bank completed two acquisitions during the third quarter of fiscal 2021:

Acquisition of Wells Fargo & Company’s Canadian Direct Equipment Finance Business

On May 1, 2021, the Bank acquired the Canadian Direct Equipment Finance business of Wells Fargo & Company. The results of the acquired business have been consolidated from the acquisition date and included in the Canadian Retail segment.

Acquisition of Headlands Tech Global Markets, LLC

On July 1, 2021, the Bank acquired Headlands Tech Global Markets, LLC, a Chicago based quantitative fixed income trading company. The results of the acquired business have been consolidated from the acquisition date and included in the Wholesale segment.

These acquisitions were accounted for as business combinations under the purchase method. The excess of accounting consideration over the fair value of tangible net assets acquired is allocated to other intangibles and goodwill. The purchase price allocation is subject to refinement during the measurement period and may be adjusted to reflect new information about facts and circumstances that existed at the acquisition date.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported1

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Net interest income	$6,004	$5,835	$6,101	$17,869	$18,470

Non-interest income	4,708	4,393	4,564	13,883	13,332
Total revenue	10,712	10,228	10,665	31,752	31,802
Provision for (recovery of) credit losses	(37)	(377)	2,188	(101)	6,325
Insurance claims and related expenses	836	441	805	2,057	2,256

Non-interest expenses	5,616	5,729	5,307	17,129	15,895
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	4,297	4,435	2,365	12,667	7,326
Provision for (recovery of) income taxes	922	962	445	2,711	1,354

Share of net income from investment in Schwab and TD Ameritrade	170	222	328	561	780
Net income – reported	3,545	3,695	2,248	10,517	6,752

Preferred dividends and distributions on other equity instruments	56	65	68	186	203
Net income available to common shareholders	$3,489	$3,630	$2,180	$10,331	$6,549

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • THIRD QUARTER 2021 • EARNINGS NEWS RELEASE	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income1

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Operating results – adjusted
Net interest income	$6,004	$5,835	$6,101	$17,869	$18,470

Non-interest income	4,708	4,393	4,564	13,883	13,332
Total revenue	10,712	10,228	10,665	31,752	31,802
Provision for (recovery of) credit losses	(37)	(377)	2,188	(101)	6,325
Insurance claims and related expenses	836	441	805	2,057	2,256

Non-interest expenses[2]	5,576	5,691	5,244	17,011	15,692
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	4,337	4,473	2,428	12,785	7,529
Provision for income taxes	931	970	454	2,737	1,384

Share of net income from investment in Schwab and TD Ameritrade[3]	222	272	353	735	853
Net income – adjusted	3,628	3,775	2,327	10,783	6,998

Preferred dividends and distributions on other equity instruments	56	65	68	186	203
Net income available to common shareholders – adjusted	3,572	3,710	2,259	10,597	6,795
Pre-tax adjustments for items of note
Amortization of acquired intangibles[4]	(68)	(69)	(63)	(211)	(201)
Acquisition and integration charges related to the Schwab transaction[5]	(24)	(19)	–	(81)	–
Charges associated with the acquisition of Greystone[2]	–	–	(25)	–	(75)
Less: Impact of income taxes
Amortization of acquired intangibles	(7)	(7)	(9)	(23)	(29)
Acquisition and integration charges related to the Schwab transaction[5]	(2)	(1)	–	(3)	–
Charges associated with the acquisition of Greystone	–	–	–	–	(1)
Total adjustments for items of note	(83)	(80)	(79)	(266)	(246)
Net income available to common shareholders – reported	$3,489	$3,630	$2,180	$10,331	$6,549

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Adjusted non-interest expenses exclude the following items of note related to the Bank’s own asset acquisitions and business combinations:
i.

Amortization of acquired intangibles – Q3 2021: $34 million, Q2 2021: $35 million, Q1 2021: $39 million, Q3 2020: $38 million, Q2 2020: $44 million, Q1 2020: $46 million. These charges are reported in the Corporate segment.

ii.	The Bank’s own integration costs related to the Schwab transaction – Q3 2021: $6 million, Q2 2021: $3 million, Q1 2021: $1 million. These costs are reported in the Corporate segment.
iii.	Charges associated with the acquisition of Greystone – Q3 2020: $25 million, Q2 2020: $26 million, Q1 2020: $24 million. These charges were reported in the Canadian Retail segment.
[3]

Adjusted share of net income from investment in Schwab and TD Ameritrade excludes the following items of note on an after-tax basis. The earnings impact of both items is reported in the Corporate segment:

i.

Amortization of Schwab and TD Ameritrade-related acquired intangibles – Q3 2021: $34 million, Q2 2021: $34 million, Q1 2021: $35 million, Q3 2020: $25 million, Q2 2020: $24 million, Q1 2020: $24 million; and

ii.	The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q3 2021: $18 million, Q2 2021: $16 million, Q1 2021: $37 million.
[4]

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab and TD Ameritrade, both reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

[5]

Acquisition and integration charges related to the Schwab transaction include the Bank’s own integration costs, as well as the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax basis, both reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE1

(Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Basic earnings per share – reported	$1.92	$2.00	$1.21	$5.69	$3.63

Adjustments for items of note[2]	0.04	0.04	0.04	0.14	0.13
Basic earnings per share – adjusted	$1.96	$2.04	$1.25	$5.83	$3.76

Diluted earnings per share – reported	$1.92	$1.99	$1.21	$5.68	$3.62

Adjustments for items of note[2]	0.04	0.04	0.04	0.14	0.14
Diluted earnings per share – adjusted	$1.96	$2.04	$1.25	$5.83	$3.76

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Return on Common Equity

The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments is based on 9% Common Equity Tier 1 (CET1) Capital in fiscal 2021. Capital allocated to the business segments was decreased to 9% CET1 Capital effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.

TD BANK GROUP • THIRD QUARTER 2021 • EARNINGS NEWS RELEASE	Page 7

TABLE 5:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020

Average common equity	$90,626	$89,069	$86,794	$89,627	$84,677
Net income available to common shareholders – reported	3,489	3,630	2,180	10,331	6,549

Items of note, net of income taxes[1]	83	80	79	266	246

Net income available to common shareholders – adjusted	$3,572	$3,710	$2,259	$10,597	$6,795
Return on common equity – reported	15.3%	16.7%	10.0%	15.4%	10.3%
Return on common equity – adjusted	15.6	17.1	10.4	15.8	10.7

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank’s income producing assets, independent of whether they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Average common equity	$90,626	$89,069	$86,794	$89,627	$84,677
Average goodwill	16,056	16,320	17,534	16,395	17,327
Average imputed goodwill and intangibles on investments in Schwab and TD Ameritrade	6,485	6,670	4,184	6,695	4,158
Average other acquired intangibles[1]	419	366	492	404	529

Average related deferred tax liabilities	(171)	(167)	(264)	(171)	(263)
Average tangible common equity	67,837	65,880	64,848	66,304	62,926
Net income available to common shareholders – reported	3,489	3,630	2,180	10,331	6,549

Amortization of acquired intangibles, net of income taxes[2]	61	62	54	188	172
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	3,550	3,692	2,234	10,519	6,721

Other items of note, net of income taxes[2]	22	18	25	78	74
Net income available to common shareholders – adjusted	$3,572	$3,710	$2,259	$10,597	$6,795
Return on tangible common equity	20.8%	23.0%	13.7%	21.2%	14.3%
Return on tangible common equity – adjusted	20.9	23.1	13.9	21.4	14.4

[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How We Performed” section of this document including the Bank’s response to COVID-19, the “Business Focus” section in the Bank’s 2020 MD&A, and Note 29 Segmented Information of the Bank’s Consolidated Financial Statements for the year ended October 31, 2020.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking’s results are reversed in the Corporate segment. The TEB adjustment for the quarter was $37 million, compared with $37 million in the prior quarter and $47 million in the third quarter last year.

Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

TD BANK GROUP • THIRD QUARTER 2021 • EARNINGS NEWS RELEASE	Page 8

TABLE 7:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Net interest income	$3,044	$2,873	$2,910	$8,895	$9,079

Non-interest income	3,535	3,189	3,116	10,091	9,225
Total revenue	6,579	6,062	6,026	18,986	18,304
Provision for (recovery of) credit losses – impaired	154	191	372	512	1,057

Provision for (recovery of) credit losses – performing	(54)	(228)	579	(307)	1,438
Total provision for (recovery of) credit losses	100	(37)	951	205	2,495
Insurance claims and related expenses	836	441	805	2,057	2,256
Non-interest expenses – reported	2,748	2,689	2,533	8,091	7,757
Non-interest expenses – adjusted[1]	2,748	2,689	2,508	8,091	7,682
Provision for (recovery of) income taxes – reported	770	787	474	2,289	1,572

Provision for (recovery of) income taxes – adjusted[1]	770	787	474	2,289	1,573
Net income – reported	2,125	2,182	1,263	6,344	4,224
Net income – adjusted[1]	$2,125	$2,182	$1,288	$6,344	$4,298

Selected volumes and ratios
Return on common equity – reported[2]	47.6%	51.3%	28.3%	48.3%	31.0%
Return on common equity – adjusted[1,2]	47.6	51.3	28.8	48.3	31.5
Net interest margin (including on securitized assets)	2.61	2.61	2.68	2.62	2.82
Efficiency ratio – reported	41.8	44.4	42.0	42.6	42.4

Efficiency ratio – adjusted[1]	41.8	44.4	41.6	42.6	42.0
Assets under administration (billions of Canadian dollars)	$538	$514	$434	$538	$434

Assets under management (billions of Canadian dollars)	420	397	366	420	366
Number of Canadian retail branches	1,073	1,085	1,087	1,073	1,087

Average number of full-time equivalent staff	41,763	41,064	40,652	41,181	40,921

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
[2]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.

Quarterly comparison – Q3 2021 vs. Q3 2020

Canadian Retail reported net income for the quarter was $2,125 million, an increase of $862 million, or 68%, compared with the third quarter last year, reflecting lower PCL and higher revenue, partially offset by higher non-interest expenses. On an adjusted basis, net income increased $837 million, or 65%. The reported and adjusted annualized ROE for the quarter was 47.6%, compared with 28.3% and 28.8%, respectively, in the third quarter last year.

Canadian Retail revenue is derived from the personal and business banking, wealth, and insurance businesses. Revenue for the quarter was $6,579 million, an increase of $553 million, or 9%, compared with the third quarter last year.

Net interest income was $3,044 million, an increase of $134 million, or 5%, compared with the third quarter last year, reflecting volume growth, partially offset by lower deposit margins. Average loan volumes increased $33 billion, or 7%, reflecting 8% growth in personal loans and 7% growth in business loans. Average deposit volumes increased $52 billion, or 13%, reflecting 10% growth in personal deposits, 19% growth in business deposits, and 15% growth in wealth deposits. Net interest margin was 2.61%, a decrease of 7 bps, reflecting changes to balance sheet mix.

Non-interest income was $3,535 million, an increase of $419 million, or 13%, reflecting higher fee-based revenue in the banking and wealth businesses, and higher insurance volumes, partially offset by a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims.

Assets under administration (AUA) were $538 billion as at July 31, 2021, an increase of $104 billion, or 24%, and Assets under management (AUM) were $420 billion as at July 31, 2021, an increase of $54 billion, or 15%, compared with the third quarter last year, both reflecting market appreciation and new asset growth.

PCL was $100 million, a decrease of $851 million compared with the third quarter last year. PCL – impaired for the quarter was $154 million, a decrease of $218 million, or 59%, across the consumer and commercial lending portfolios, largely related to the continued impact of government economic support programs. PCL – performing was a recovery of $54 million, lower by $633 million, reflecting a performing allowance increase in the prior year and a release this quarter largely related to improved credit conditions. Total PCL as an annualized percentage of credit volume was 0.08%, a decrease of 78 bps compared with the third quarter last year.

Insurance claims and related expenses for the quarter were $836 million, an increase of $31 million, or 4%, compared with the third quarter last year reflecting higher current year claims from business growth, partially offset by a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income.

Reported non-interest expenses for the quarter were $2,748 million, an increase of $215 million, or 8%, compared with the third quarter last year, reflecting higher spend supporting business growth, including volume-driven and employee-related expenses, and technology and marketing costs, partially offset by prior year charges related to the Greystone acquisition. On an adjusted basis, non-interest expenses increased $240 million, or 10%, compared with the third quarter last year.

The reported and adjusted efficiency ratio for the quarter was 41.8%, compared with 42.0% and 41.6%, respectively, in the third quarter last year.

Quarterly comparison – Q3 2021 vs. Q2 2021

Canadian Retail net income of $2,125 million decreased $57 million, or 3%, compared with the prior quarter, reflecting higher insurance claims, PCL and non-interest expenses, partially offset by revenue growth. The annualized ROE for the quarter was 47.6%, compared with 51.3%, in the prior quarter.

Revenue increased $517 million, or 9%, compared with the prior quarter. Net interest income increased $171 million, or 6%, largely reflecting volume growth and the effect of more days in the third quarter. Average loan volumes increased $13 billion, or 3%, reflecting 2% growth in personal loans and 5% growth in business loans. Average deposit volumes increased $11 billion, or 3%, reflecting 2% growth in personal deposits, 4% growth in business deposits, and a 2% decrease in wealth deposits. Net interest margin was 2.61%, flat to the prior quarter.

Non-interest income increased $346 million, or 11%, reflecting higher fee-based revenue in the wealth and banking businesses, prior quarter premium rebates for customers in the insurance business, and an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims, partially offset by lower transaction revenue in the wealth business.

AUA increased $24 billion, or 5%, and AUM increased $23 billion, or 6%, compared with the prior quarter, reflecting market appreciation and new asset growth.

TD BANK GROUP • THIRD QUARTER 2021 • EARNINGS NEWS RELEASE	Page 9

PCL was $100 million, compared with a recovery of $37 million in the prior quarter. PCL – impaired decreased $37 million, or 19%, primarily reflected in the commercial lending portfolio. PCL – performing was a recovery of $54 million compared with a recovery of $228 million in the prior quarter, reflecting continued improvement in credit conditions. Total PCL as an annualized percentage of credit volume was 0.08%, an increase of 11 bps.

Insurance claims and related expenses for the quarter increased $395 million, or 90%, compared with the prior quarter, reflecting higher current year claims, less favourable prior years’ claims development, an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in non-interest income, and more severe weather-related events.

Non-interest expenses increased $59 million, or 2%, compared with the prior quarter reflecting higher volume-driven and employee-related expenses.

The efficiency ratio was 41.8%, compared with 44.4%, in the prior quarter.

Year-to-date comparison – Q3 2021 vs. Q3 2020

Canadian Retail reported net income for the nine months ended July 31, 2021 was $6,344 million, an increase of $2,120 million, or 50%, compared with same period last year, reflecting lower PCL and higher revenue, partially offset by higher non-interest expenses. On an adjusted basis, net income increased $2,046 million, or 48%. The reported and adjusted annualized ROE for the period was 48.3%, compared with 31.0% and 31.5%, respectively, in the same period last year.

Revenue for the period was $18,986 million, an increase of $682 million, or 4%, compared with same period last year. Net interest income decreased $184 million, or 2%, reflecting lower deposit margins, partially offset by volume growth. Average loan volumes increased $23 billion, or 5%, reflecting 6% growth in personal loans and 4% growth in business loans. Average deposit volumes increased $66 billion, or 18%, reflecting 13% growth in personal deposits, 24% growth in business deposits, and 28% growth in wealth deposits. Net interest margin was 2.62%, a decrease of 20 bps, reflecting lower rates and changes to balance sheet mix.

Non-interest income increased $866 million, or 9%, reflecting higher transaction and fee-based revenue in the wealth and banking businesses and higher insurance volumes, partially offset by a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims and the impact of premium rebates for customers in the insurance business.

PCL was $205 million, a decrease of $2,290 million compared with the same period last year. PCL – impaired was $512 million, a decrease of $545 million, or 52%, primarily in the consumer and commercial lending portfolios, largely related to the continued impact of government economic support programs. PCL – performing was a recovery of $307 million, lower by $1,745 million, reflecting a performing allowance increase in the prior year and an allowance release this year largely related to an improvement in the economic outlook. Total PCL as an annualized percentage of credit volume was 0.06%, a decrease of 70 bps.

Insurance claims and related expenses were $2,057 million, a decrease of $199 million, or 9%, compared with the same period last year, reflecting a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income, lower current year claims, more favourable prior years’ claims development, and fewer severe weather-related events.

Reported non-interest expenses were $8,091 million, an increase of $334 million, or 4%, compared with the same period last year. The increase primarily reflects higher spend supporting business growth, including volume-driven and employee-related expenses and technology costs, partially offset by prior year charges related to the Greystone acquisition. On an adjusted basis, non-interest expenses increased $409 million or 5%.

The reported and adjusted efficiency ratios for the period were 42.6%, compared with 42.4% and 42.0%, respectively, for the same period last year.

TD BANK GROUP • THIRD QUARTER 2021 • EARNINGS NEWS RELEASE	Page 10

TABLE 8:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended			For the nine months ended
Canadian Dollars	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Net interest income	$1,990	$1,950	$2,256	$5,971	$6,763

Non-interest income	691	663	595	2,007	1,792
Total revenue	2,681	2,613	2,851	7,978	8,555
Provision for (recovery of) credit losses – impaired	63	117	290	370	850

Provision for (recovery of) credit losses – performing	(159)	(330)	607	(544)	1,503
Total provision for (recovery of) credit losses	(96)	(213)	897	(174)	2,353
Non-interest expenses	1,518	1,594	1,646	4,800	4,919

Provision for (recovery of) income taxes	161	162	(48)	393	(120)
U.S. Retail Bank net income	1,098	1,070	356	2,959	1,403
Share of net income from investment in Schwab and TD Ameritrade[1,2]	197	246	317	652	752
Net income	$1,295	$1,316	$673	$3,611	$2,155

U.S. Dollars
Net interest income	$1,619	$1,548	$1,648	$4,746	$4,995

Non-interest income	561	528	437	1,596	1,331
Total revenue	2,180	2,076	2,085	6,342	6,326
Provision for (recovery of) credit losses – impaired	53	91	211	291	627

Provision for (recovery of) credit losses – performing	(127)	(264)	444	(435)	1,085
Total provision for (recovery of) credit losses	(74)	(173)	655	(144)	1,712
Non-interest expenses	1,233	1,267	1,205	3,813	3,633

Provision for (recovery of) income taxes	130	129	(35)	314	(83)
U.S. Retail Bank net income	891	853	260	2,359	1,064

Share of net income from investment in Schwab and TD Ameritrade[1,2]	161	194	230	516	556
Net income	$1,052	$1,047	$490	$2,875	$1,620

Selected volumes and ratios
Return on common equity[3]	13.8%	13.9%	6.7%	12.5%	7.3%
Net interest margin[4]	2.16	2.15	2.50	2.18	2.83

Efficiency ratio	56.6	61.0	57.8	60.1	57.4
Assets under administration (billions of U.S. dollars)	$29	$27	$23	$29	$23

Assets under management (billions of U.S. dollars)	41	44	40	41	40
Number of U.S. retail stores	1,142	1,141	1,220	1,142	1,220

Average number of full-time equivalent staff	25,047	25,892	26,408	25,756	26,353

[1]	The Bank’s share of Schwab’s and TD Ameritrade’s earnings is reported with a one-month lag. Refer to Note 7 of the Interim Consolidated Financial Statements for further details.
[2]

The after-tax amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

[3]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.
[4]

Net interest margin excludes the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q3 2021 vs. Q3 2020

U.S. Retail net income for the quarter was $1,295 million (US$1,052 million), an increase of $622 million (US$562 million), or 92% (115% in U.S. dollars) compared with the third quarter last year. The annualized ROE for the quarter was 13.8%, compared with 6.7%, in the third quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Net income for the quarter from the U.S. Retail Bank and the Bank’s investment in Schwab was $1,098 million (US$891 million) and $197 million (US$161 million), respectively.

The contribution from Schwab of US$161 million decreased US$69 million, or 30%, compared with the contribution from TD Ameritrade in the third quarter last year.

U.S. Retail Bank net income of US$891 million increased US$631 million, primarily reflecting lower PCL and higher revenue, partially offset by higher expenses.

U.S. Retail Bank revenue is derived from the personal and business banking and wealth management businesses. Revenue for the quarter was US$2,180 million, an increase of US$95 million, or 5%, compared with the third quarter last year. Net interest income decreased US$29 million, or 2%, as lower deposit margins more than offset growth in deposit volumes and higher income from PPP loans, including accelerated fee amortization from loan forgiveness. Net interest margin was 2.16%, a decrease of 34 bps, reflecting continued deposit margin compression and balance sheet mix. Non-interest income increased US$124 million, or 28%, compared with the third quarter last year, primarily reflecting fee income growth from increased customer activity, and lower losses on low-income housing investments.

Average loan volumes decreased US$9 billion, or 5%, compared with the third quarter last year. Personal loans decreased 1%, primarily reflecting lower home equity and credit card balances. Business loans decreased 8%, reflecting paydowns and lower line usage on commercial loans, partially offset by higher average PPP loan volumes. Average deposit volumes increased US$35 billion, or 10%, reflecting an 18% increase in personal deposits, a 13% increase in business deposits, and a 3% increase in sweep deposits.

AUA were US$29 billion as at July 31, 2021, an increase of US$6 billion, or 26%, compared with the third quarter last year, reflecting net asset growth. AUM were US$41 billion as at July 31, 2021, an increase of US$1 billion, or 3%, compared with the third quarter last year, reflecting market appreciation, partially offset by net asset outflows.

PCL for the quarter was a recovery of US$74 million, lower by US$729 million compared with the third quarter last year. PCL – impaired was US$53 million,

a decrease of US$158 million, or 75%, primarily reflected in the consumer lending portfolios, largely related to the continued impact of government economic support programs. PCL – performing was a recovery of US$127 million, lower by US$571 million, reflecting a performing allowance increase in the prior year and a release this quarter largely related to improved credit conditions. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was -0.18%, lower by 169 bps, compared with the third quarter last year.

Non-interest expenses for the quarter were US$1,233 million, an increase of US$28 million, or 2%, compared with the third quarter last year, primarily reflecting higher investment in the business and employee-related expenses, partially offset by productivity savings.

The efficiency ratio for the quarter was 56.6%, compared with 57.8%, in the third quarter last year.

TD BANK GROUP • THIRD QUARTER 2021 • EARNINGS NEWS RELEASE	Page 11

Quarterly comparison – Q3 2021 vs. Q2 2021

U.S. Retail net income of $1,295 million (US$1,052 million) decreased CAD$21 million (increased US$5 million). The annualized ROE for the quarter was 13.8%, compared with 13.9% in the prior quarter.

The contribution from Schwab of US$161 million decreased US$33 million, or 17%, reflecting lower earnings.

U.S. Retail Bank net income of US$891 million increased US$38 million, or 4%, compared with the prior quarter, primarily reflecting higher revenue and lower expenses, partially offset by a smaller recovery of credit losses.

Revenue for the quarter increased US$104 million, or 5%, compared with the prior quarter. Net interest income increased US$71 million, or 5%, reflecting the effect of more days in the third quarter, higher average deposit volume excluding sweep deposits, and accelerated fee amortization from PPP loan forgiveness, partially offset by continued deposit margin compression. Net interest margin was 2.16%, an increase of 1 bps. Non-interest income increased US$33 million, or 6%, primarily reflecting higher fee income growth from increased customer activity, and lower losses on low-income housing investments.

Average loan volumes decreased US$3 billion, or 1%, compared with the prior quarter. Personal loans decreased 1%, primarily reflecting lower home equity and residential mortgage balances. Business loans decreased 2%, primarily reflecting paydowns, lower line usage on commercial loans, and a decline in PPP loan volumes from forgiveness. Average deposit volumes were flat compared with the prior quarter reflecting a 3% increase in personal and business deposits, offset by a 5% decrease in sweep deposits.

AUA were US$29 billion as at July 31, 2021, an increase of US$2 billion, or 7%, compared with the prior quarter, reflecting net asset growth. AUM were US$41 billion as at July 31, 2021, a decrease of US$3 billion, or 7%, reflecting net asset outflows, partially offset by market appreciation.

PCL was a recovery of US$74 million compared with a recovery of US$173 million in the prior quarter. PCL – impaired decreased US$38 million, or 42%, largely related to the continued impact of government economic support programs. PCL – performing was a recovery of US$127 million, compared with a recovery of US$264 million in the prior quarter, reflecting continued improvement in credit conditions. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was -0.18%, higher by 23 bps.

Non-interest expenses for the quarter were US$1,233 million, a decrease of US$34 million, or 3%, primarily reflecting store optimization costs in the prior quarter, partially offset by more days in the quarter.

The efficiency ratio for the quarter was 56.6%, compared with 61.0% in the prior quarter.

Year-to-date comparison – Q3 2021 vs. Q3 2020

U.S. Retail net income for the nine months ended July 31, 2021, was $3,611 million (US$2,875 million), an increase of $1,456 million (US$1,255 million), or 68% (77% in U.S. dollars), compared with the same period last year. The annualized ROE for the period was 12.5%, compared with 7.3%, in the same period last year. Net income from the U.S. Retail Bank and the Bank’s investment in Schwab was $2,959 million (US$2,359 million) and $652 million (US$516 million), respectively.

The contribution from Schwab was US$516 million, a decrease of US$40 million, or 7%, compared with the contribution from TD Ameritrade for the same period last year.

U.S. Retail Bank net income for the period was US$2,359 million, an increase of US$1,295 million, or 122%, compared with the same period last year, reflecting lower PCL and higher non-interest income, partially offset by lower net interest income and higher expenses.

Revenue for the period was US$6,342 million, an increase of US$16 million compared with same period last year. Net interest income decreased US$249 million, or 5%, as lower deposit margins more than offset growth in deposit volume and higher income from PPP loans, including accelerated fee amortization from loan forgiveness. Net interest margin was 2.18%, a decrease of 65 bps, primarily reflecting deposit margin compression and balance sheet mix. Non-interest income increased US$265 million, or 20%, reflecting fee income growth from increased customer activity, lower losses on low-income housing investments, higher valuation of certain investments, and higher gains on the sale of mortgage loans.

Average loan volumes increased US$1 billion compared with the same period last year. Personal loans decreased 1%, as growth in residential mortgages and auto loans was offset by historically high payment rates on credit cards and decline in home equity. Business loans increased 1%, as higher PPP originations were partially offset by paydowns and lower line usage on commercial loans, and PPP loan forgiveness. Average deposit volumes increased US$65 billion, or 21%, reflecting a 26% increase in business deposit volumes, a 20% increase in personal deposit volumes, and an 18% increase in sweep deposit volumes.

PCL was a recovery of US$144 million, lower by US$1,856 million compared with the same period last year. PCL – impaired was US$291 million, a decrease of US$336 million, or 54%, primarily reflected in the consumer lending portfolios, largely related to the continued impact of government economic support programs. PCL – performing was a recovery of US$435 million, lower by US$1,520 million, reflecting a performing allowance increase in the prior year and a release this period largely related to an improvement in the economic outlook. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was -0.10%, a decrease of 150 bps.

Non-interest expenses for the period were US$3,813 million, an increase of US$180 million, or 5%, compared with the same period last year, reflecting US$125 million in store optimization costs and higher employee-related expenses, partially offset by lower legal provisions and productivity savings.

The efficiency ratio for the period was 60.1%, compared with 57.4%, for the same period last year.

TD BANK GROUP • THIRD QUARTER 2021 • EARNINGS NEWS RELEASE	Page 12

TABLE 9:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Net interest income (TEB)	$632	$648	$531	$1,941	$1,381

Non-interest income	451	509	866	1,609	2,323
Total revenue	1,083	1,157	1,397	3,550	3,704
Provision for (recovery of) credit losses – impaired	–	12	52	22	298

Provision for (recovery of) credit losses – performing	2	(75)	71	(63)	216
Total provision for (recovery of) credit losses	2	(63)	123	(41)	514
Non-interest expenses	635	705	669	2,051	1,937

Provision for (recovery of) income taxes (TEB)	116	132	163	390	321
Net income	$330	$383	$442	$1,150	$932

Selected volumes and ratios
Trading-related revenue (TEB)	$467	$558	$942	$1,769	$2,179
Average gross lending portfolio (billions of Canadian dollars)[1]	59.9	60.3	69.4	59.6	63.3
Return on common equity[2]	15.7%	20.0%	19.7%	19.0%	14.9%

Efficiency ratio	58.6	60.9	47.9	57.8	52.3

Average number of full-time equivalent staff	4,839	4,757	4,632	4,758	4,566

[1]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses.
[2]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.

Quarterly comparison – Q3 2021 vs. Q3 2020

Wholesale Banking net income for the quarter was $330 million, a decrease of $112 million, or 25%, compared with the third quarter last year, reflecting lower revenue, partially offset by lower PCL and lower non-interest expenses.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $1,083 million, a decrease of $314 million, or 22%, compared with the third quarter last year, primarily reflecting lower trading-related revenue, partially offset by higher other revenue and advisory fees.

PCL for the quarter was $2 million, a decrease of $121 million compared with the third quarter last year. PCL – impaired was nil, a decrease of $52 million reflecting credit migration in the prior year. PCL – performing was $2 million, a decrease of $69 million, reflecting a performing allowance increase in the prior year.

Non-interest expenses were $635 million, a decrease of $34 million, or 5%, compared with the third quarter last year, primarily reflecting lower variable compensation, partially offset by higher employee-related costs from continued investment in Wholesale Banking’s U.S. dollar strategy.

Quarterly comparison – Q3 2021 vs. Q2 2021

Wholesale Banking net income for the quarter was $330 million, a decrease of $53 million, or 14%, compared with the prior quarter, reflecting lower revenue and higher PCL, partially offset by lower non-interest expenses.

Revenue for the quarter decreased $74 million, or 6%, primarily reflecting lower trading-related revenue, partially offset by higher advisory fees.

PCL was $2 million, compared with a recovery of $63 million in the prior quarter. PCL – impaired was nil, a decrease of $12 million. PCL – performing was $2 million, compared with a recovery of $75 million in the prior quarter.

Non-interest expenses for the quarter decreased $70 million, or 10%, primarily reflecting lower variable compensation.

Year-to-date comparison – Q3 2021 vs. Q3 2020

Wholesale Banking net income for the nine months ended July 31, 2021 was $1,150 million, an increase of $218 million, or 23%, compared with the same period last year, reflecting lower PCL, partially offset by lower revenue and higher non-interest expenses.

Revenue was $3,550 million, a decrease of $154 million, or 4%, compared with the same period last year, reflecting lower trading-related revenue, partially offset by higher loan, equity underwriting, and advisory fees.

PCL was a recovery of $41 million, lower by $555 million compared with the same period last year. PCL – impaired was $22 million, a decrease of $276 million primarily reflecting credit migration in the prior year. PCL – performing was a recovery of $63 million, lower by $279 million reflecting a performing allowance increase in the prior year, and a release this year largely related to an improvement in the economic outlook.

Non-interest expenses were $2,051 million, an increase of $114 million, or 6%, compared with the same period last year, primarily reflecting higher employee-related costs from continued investment in Wholesale Banking’s U.S. dollar strategy.

TD BANK GROUP • THIRD QUARTER 2021 • EARNINGS NEWS RELEASE	Page 13

TABLE 10:  CORPORATE

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Net income (loss) – reported	$(205)	$(186)	$(130)	$(588)	$(559)
Adjustments for items of note[1]
Amortization of acquired intangibles before income taxes	68	69	63	211	201
Acquisition and integration charges related to the Schwab transaction	24	19	–	81	–

Less: impact of income taxes	9	8	9	26	29
Net income (loss) – adjusted	$(122)	$(106)	$(76)	$(322)	$(387)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(169)	$(186)	$(153)	$(537)	$(531)

Other	47	80	77	215	144
Net income (loss) – adjusted	$(122)	$(106)	$(76)	$(322)	$(387)

Selected volumes

Average number of full-time equivalent staff	17,657	17,736	17,889	17,704	17,726

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q3 2021 vs. Q3 2020

Corporate segment’s reported net loss for the quarter was $205 million, compared with a reported net loss of $130 million in the third quarter last year. The year-over-year increase reflects a lower contribution from other items, acquisition and integration charges related to the Schwab transaction, and higher net corporate expenses. The decrease in other items primarily reflects lower revenue from treasury and balance sheet management activities this quarter and the impact of tax items in the prior year. Net corporate expenses increased $16 million compared to the same quarter last year. The adjusted net loss for the quarter was $122 million, compared with an adjusted net loss of $76 million in the third quarter last year.

Quarterly comparison – Q3 2021 vs. Q2 2021

Corporate segment’s reported net loss for the quarter was $205 million, compared with a reported net loss of $186 million in the prior quarter. The quarter-over-quarter increase reflects a lower contribution from other items, partially offset by lower net corporate expenses. The decrease in other items primarily reflects lower revenue from treasury and balance sheet management activities this quarter. Net corporate expenses decreased $17 million compared to the prior quarter. The adjusted net loss for the quarter was $122 million, compared with an adjusted net loss of $106 million in the prior quarter.

Year-to-date comparison – Q3 2021 vs. Q3 2020

Corporate segment’s reported net loss for the nine months ended July 31, 2021 was $588 million, compared with a reported net loss of $559 million in the same period last year. The $29 million increase primarily reflects acquisition and integration charges related to the Schwab transaction, partially offset by a higher contribution from other items. Other items increased $71 million, largely reflecting higher revenue from treasury and balance sheet management activities in the current period. Net corporate expenses increased $6 million compared to the same period last year. Adjusted net loss for the nine months ended July 31, 2021 was $322 million, compared with an adjusted net loss of $387 million in the same period last year.

TD BANK GROUP • THIRD QUARTER 2021 • EARNINGS NEWS RELEASE	Page 14

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)

P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or www.astfinancial.com/ca-en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare Trust Company, N.A.

P.O. Box 505000

Louisville, KY 40233, or

Computershare Trust Company, N.A.

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Access to Quarterly Results Materials

Interested investors, the media and others may view the third quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on August 26, 2021. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call will feature presentations by TD executives on the Bank’s financial results for the third quarter and discussions of related disclosures, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on August 26, 2021 by approximately 1:30 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on August 26, 2021, until 11:59 p.m. ET on September 10, 2021 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7300743#.

Annual Meeting

Thursday, April 14, 2022

Toronto, Ontario

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the fifth largest bank in North America by assets and serves more than 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.7 trillion in assets on July 31, 2021. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Lynsey Wynberg, Senior Manager, Media Relations, 416-756-8391

TD BANK GROUP • THIRD QUARTER 2021 • EARNINGS NEWS RELEASE	Page 15